UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

BUSANDA EXPLORATIONS INC.
(Exact name of registrant as
specified in its corporate charter)

0-50119
-----------
Commission File No.

NEVADA    91-1898414
      -------------------                    -----------------
(State of Incorporation)    (IRS Employer Identification No.)

1550 OSTLER COURT
NORTH VANCOUVER, BRITISH COLUMBIA
CANADA V7G 2P1
(Address of principal executive offices)

604-990-2072
(Issuer's telephone number)

BUSANDA EXPLORATIONS INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being delivered on about June 30, 2003 to the holders of shares of common stock, par value $0.001 per share (the “Common Stock”) of Busanda Explorations Inc., a Nevada corporation (the “Company”) as of June 25, 2003. The Company has offered to acquire all of the issued and outstanding shares of Image Innovations Inc., a Delaware corporation (“Image Innovations”). Image Innovations is a Delaware corporation incorporated on January 14, 2003. If the Company’s offer is accepted, the Company will issue an aggregate of 10,000,000 shares of common stock to the existing shareholders of Image Innovations. The Company’s offer is subject to acceptance by the shareholders of Image Innovations by June 29, 2003. It is a condition precedent of closing that all shareholders of Image Innovations accept the Company’s offer and that audited financial statements of Image Innovations have been delivered to the Company. If the acquisition is completed, there will be a total of 18,170,000 shares of the Company’s common stock outstanding, with the existing shareholders of Image Innovations owning approximately 55% of the Company’s outstanding shares. In connection with the completion of this acquisition, Mr. Derick Sinclair, the sole executive officer and director of the Company, has agreed to transfer 1,000,000 shares of the Company’s common stock to the current directors of Image Innovations, namely Mr. Alain Kardos, Mr. Christopher Smith and Mr. Clifford Wilkins, or their business associates, in separate private transactions.

It is anticipated that Mr. Kardos, Mr. Smith and Mr. Wilkins will be appointed as directors of the Company upon completion of the acquisition of Image Innovations and that Mr. Sinclair will subsequently resign as a director. This change of directors of the Company will not occur until the acquisition of Image Innovations has been completed and a minimum of 10 days have passed since the filing of this Information Statement with the United States Securities and Exchange Commission and the delivery of this Information Statement to the shareholders of the Company.

Image Innovations was incorporated to engage in the business of promotional licensing and branding with the objective of adding value to a wide variety of relatively low cost, but desirable or essential products, by endorsing them with the brand logos of sports teams and/ or other recognized trademarks. On February 11, 2003, Image Innovations entered into a retail license agreement with NHL Enterprises, L.P. to market a limited range of products under the National Hockey League brand. Image Innovations has submitted a proposal to National Football League Properties to obtain a license to market a limited range of products under the NFL brand.

Neither Mr. Kardos, Mr. Smith nor Mr. Wilkins will take office until at least ten days after this Information Statement is mailed or delivered to all Company shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

1.    Voting Securities of the Company

On June 25, 2003, there were 8,170,000 shares of the Company’s common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

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2.    Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of June 25, 2003 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors and each of our named executive officers, (iii) each person proposed to be appointed as a director of the Company and (iv) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of class	Name and address of beneficial owner	Number of Shares of Common Stock	Percentage of Common Stock (1)

CURRENT DIRECTOR:

Common Stock	DERICK SINCLAIR, Chief Executive Officer, President, Secretary, Chief Financial Officer, Treasurer and Director 1550 Ostler Court North Vancouver, BC	1,000,000	12.23%

Common Stock	All Officers and Directors as a Group (1 person)	1,000,000	12.23%

PROPOSED DIRECTORS:

Common Stock	ALAIN KARDOS	NIL	0.0%

Common Stock	CHRISTOPHER SMITH	NIL	0.0%

Common Stock	CLIFFORD WILKINS	NIL	0.0%

5% BENEFICIAL OWNERS

Common Stock	MIDDLEGATE INVESTMENTS The Bahamas Financial Center PO Box N-4584, Shirley Street Nassau, Bahamas	800,000	9.78%

Common Stock	MILLPORT SECURITIES LTD. PO Box N-8318, Nassau, Bahamas	500,000	6.11%

Common Stock	NEW AGE DEVELOPMENT Albany Street, Blair Estates Nassau, Bahamas	800,000	9.78%

Common Stock	RFH INVESTMENTS Blue Cotil, Samaras Inner Road St. Clement, JE2 60N, United Kingdom	1,250,000	15.29%

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Title of class	Name and address of beneficial owner	Number of Shares of Common Stock	Percentage of Common Stock(1)
Common Stock	SAWBILL CONTRACTING LTD. PO Box 1436, #46, Cayman Reef Resort Georgetown, Grand Cayman West Indies	800,000	9.78%

Common Stock	SPACESTAR ENTERPRISES LIMITED 2 Limassol Avenue, Nicosia 2003 Cyprus	750,000	9.17%

Common Stock	SPARTAN CAPITAL INC. 7 Prince Street, Belize City, Belize	800,000	9.78%

(1)  Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As of June 25, 2003, there were 8,170,000 shares of our common stock issued and outstanding.

Each of Mr. Kardos, Mr. Smith and Mr. Wilkins are currently shareholders of Image Innovations. Mr. Kardos, Mr. Smith and Mr. Wilkins will receive the following shares of the Company’s common stock upon completion of the acquisition of Image Innovations:

Name of Proposed Director	Number of Shares of Image Innovations Held	Number of Company shares to be issued

Mr. Alain Kardos	50	500,000

Mr. Christopher Smith	55	550,000

Mr. Clifford Wilkins	60	600,000

In addition, Mr. Alain Kardos, Mr. Christopher Smith and Mr. Clifford Wilkins, or their business associates, will acquire an additional 1,000,000 shares of the Company’s common stock from Mr. Derick Sinclair, the sole executive officer and director of the Company, in separate private transactions using their own funds.

3.    Changes in Control

On June 23, 2003, the Company made an offer to all the shareholders of Image Innovations to purchase their shares in exchange for an aggregate of 10,000,000 shares of the Company’s common stock on the basis of 10,000 shares for each outstanding share of Image Innovations. If this transaction is completed, the shares of each existing Image Innovations shareholders will be exchanged for shares of the Company’s common stock. The existing shareholders of Image Innovation will own 55% of the outstanding shares of the Company upon closing. In addition, the current board of directors of Image Innovations, namely Mr. Kardos, Mr. Smith and Mr. Wilkins will constitute our board of directors upon completion of the acquisition and the expiry of the 10 day period following filing and mailing of this Information Statement. Accordingly, there will be a change of control of the Company in the event that the

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acquisition of Image Innovations is completed. The acquisition of Image Innovations is scheduled to complete on June 30, 2003, subject to satisfaction of all closing conditions, including the acceptance by all Image Innovations shareholders and the delivery of financial statements for Image Innovations. It is anticipated that the change of the board of directors will occur on or about July 10, 2003.

DIRECTORS AND EXECUTIVE OFFICERS

The Company anticipates that on or about July 10, 2003, Mr. Derick Sinclair, the sole director and executive officer of the Company will appoint Mr. Kardos, Mr. Smith and Mr. Wilkins as directors of the Company. The appointment of these individuals to the Company’s board of directors will be subject to the closing of the acquisition of Image Innovations. Subsequent to these appointments, it is anticipated that Mr. Sinclair will tender his resignation as both a director and an executive officer of the Company. The new board of directors will then appoint the Company’s executive officers.

The following tables set forth information regarding the Company’s current executive officers and directors and the proposed executive officers and directors of the Company:

Our executive officers and directors and their respective ages as of June 23, 2003 are as follows:

Directors:
Name of Director	Age

Derick Sinclair	46

Executive Officers:

Name of Officer	Age	Office

Derick Sinclair	46	President, Secretary, Treasurer, Chief Executive Officer and Chief Financial Officer and Chairman of the Board of Directors

CURRENT DIRECTOR

Derick Sinclair - Mr. Sinclair has been the President, Secretary, Treasurer and Chairman of the Board of Directors of the Company since inception. Since March 1998, he has also been President of Natalma Industries Inc., a publicly-traded exploration stage mining company traded on the OTCBB:NTAL. Since March 1997, he has also been the President of Cosmah Industries, Inc., a privately-held exploratory mining company in Vancouver, Canada. Since March, 1996, he has also been the CFO and Vice President of Administration for Navigata Communications Inc (www.navigata.ca), formerly RSL COM Canada Inc., and Westel Telecommunications in Vancouver, B.C. Based in North Vancouver, British Columbia with regional offices in Ontario, Quebec and Alberta, Navigata is a communications company providing data and voice services. From December, 1992 to March, 1996, he was Director of Fleet Management for BC Rail, Ltd., a freight train service in Vancouver, B.C., Canada. Mr. Sinclair received a Bachelors Degree in Commerce from the University of Windsor, Canada in 1982 and has been a member of the Institute of Chartered Accountants of British Columbia since 1985. Mr. Sinclair devotes approximately 5-10 hours per week to the Company's business.

PROPOSED DIRECTORS

Alain Kardos - After graduating from the Montreal Institute of Technology, Mr. Kardos began a successful corporate career at IBM, following which, he held senior executive positions at Nortel and Wang. His success at Wang encouraged him to move to Los Angeles to co-found Kardos-Long Inc., a sports, promotion and marketing company responsible for promoting America's return to Grand Prix racing in

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Phoenix, Arizona. Already a successful entrepreneur, Mr. Kardos returned to Canada to assist AVCAN Systems Corp., a CDNX listed company develop a US presence. Mr. Kardos then moved on to become president and chief executive officer of Fibre Crown Manufacturing , a Vancouver based company. Mr. Kardos has been president, chief operating officer and a director of Image Innovations since its incorporation on January 14, 2003.

Clifford Wilkins – Mr. Wilkins commenced his career in 1962 with the National Provincial Bank (now National Westminster), in England. After a thorough grounding in commercial banking he progressed to International banking, joining the old established firm of Brown Shipley & Co. in the City of London. Spending 10 years at the French Bank of Southern Africa, he relinquished his position of Deputy Manager of the London operation in 1982, to establish an international operation in London for ABSA Bank, where he stayed until his early retirement. Mr. Wilkins then decided to apply his experience to the offshore environment, assisting with the establishment of the FN Group, in Nevis, and HE Capital, in the Dominican Republic. He remains a director of these companies. Mr. Wilkins has been the chief executive officer and a director of Image Innovations since its incorporation on January 14, 2003.

Christopher Richard Smith - Commencing his career in London, in 1986, Mr. Smith has spent almost 20 years in the control and management of financial transactions, for stockbroking companies in a number of countries. Amongst these companies were Swiss Bank Corp and Union Bank of Switzerland. As did Cliff Wilkins, Mr. Smith decided to apply his experience to the offshore environment as financial controller for the FN Group and HE Capital. He remains financial director of HE Capital. Mr. Smith has been chief financial officer and a director of Image Innovations since its incorporation on January 14, 2003.

Term of Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders, until they resign or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

The Company currently does not have any significant employees.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings in which Company, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of Company, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described below, none of the following persons has any direct or indirect material interest in any transaction to which we were or are a party during the past two years, or in any proposed transaction to which the Company proposes to be a party:

    (A)   any director or officer;

    (B)   any proposed nominee for election as a director;

    (C)   any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our common stock; or

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    (D)   any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary.

In connection with the completion of the acquisition of Image Innovations, Mr. Derick Sinclair, the sole executive officer and director of the Company, has agreed to transfer 1,000,000 shares of the Company’s common stock to the current directors of Image Innovations, namely Mr. Alain Kardos, Mr. Christopher Smith and Mr. Clifford Wilkins, or their business associates, in separate private transactions.

Each of Mr. Kardos, Mr. Smith and Mr. Wilkins are currently shareholders of Image Innovations. Mr. Kardos, Mr. Smith and Mr. Wilkins will receive the following shares of the Company’s common stock upon completion of the acquisition of Image Innovations:

Name of Proposed Director	Number of Shares of Image Innovations Held	Number of Company shares to be issued

Mr. Alain Kardos	50	500,000

Mr. Christopher Smith	55	550,000

Mr. Clifford Wilkins	60	600,000

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who beneficially own more than ten percent of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based on its review of the copies of such forms received by it, the Company believes that during the fiscal year ended December 31, 2002 all such filing requirements applicable to its officers and directors were complied with.

EXECUTIVE COMPENSATION

The following table sets forth certain compensation information as to Mr. Derick Sinclair, the Company’s chief executive officer. The Company does not have any other executive officers. No other compensation was paid to Mr. Sinclair other than the cash and stock option compensation set forth below.

SUMMARY COMPENSATION TABLE

			ANNUAL COMPENSATION			LONG TERM COMPENSATION
Name	Title	Year	Salary	Bonus	Other Annual Compensation	AWARDS		PAYOUTS	All Other Compen-sation
						Restricted Stock Awarded	Options/ SARs * (#)	LTIP payouts ($)
Derick Sinclair	Director and President, Secretary and Treasurer	2002 2001 2000	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0

STOCK OPTION GRANTS

The Company did not grant any stock options to any of its officers, directors or employees during our most recent fiscal year ended December 31, 2002. The Company has not granted any stock options to any of its officers, directors or employees since December 31, 2002.

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EXERCISES OF STOCK OPTIONS AND YEAR-END OPTION VALUES

No stock options were exercised by our officers, directors or employees during the financial year ended December 31, 2002. No stock options have been exercised since December 31, 2002.

OUTSTANDING STOCK OPTIONS

The Company does not have any stock options outstanding.

MANAGEMENT AGREEMENT

The Company is not party to any management, consulting or employment agreement with Mr. Sinclair.

Dated: June 30, 2003            BUSANDA EXPLORATIONS INC.

                                                                          /s/  DERICK SINCLAIR
             __________________________________
             DERICK SINCLAIR
                 President

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